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                         UNITED STATES             ----------------------------
              SECURITIES AND EXCHANGE COMMISSION   |        OMB APPROVAL       |
                      WASHINGTON, D.C. 20549       |  OMB Number:   3235-0058  |
                                                   |  Expires:    May 31, 1997 |
                           FORM 12b-25             |  Estimated average burden |
                                                   |  hours per response..2.50 |
                   NOTIFICATION OF LATE FILING     ----------------------------
                                                   ----------------------------
                                                   |      SEC FILE NUMBER      |
                                                   |          33-23693         |
                                                   ----------------------------
                                                   ----------------------------
                                                   |        CUSIP NUMBER      |
                                                   |        921758-10-8       |
                                                   ----------------------------

(CHECK ONE):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /X/ Form 10-Q  / / Form N-SAR

              For Period Ended: August 31, 1995
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended: _______________________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
          Vanden Capital Group, Inc.
______________________________________________________________________________

Full Name of Registrant
          N/A
______________________________________________________________________________
Former Name if Applicable
          1775 Sherman Street, Suite 1001
______________________________________________________________________________
Address of Principal Executive Office (STREET AND NUMBER)
          Denver, CO 80203
______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this
      |        form could not be eliminated without unreasonable effort or
      |        expense;
      |
  /X/ |   (b)  The subject annual report, semi-annual report, transition
      |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
      |        thereof, will be filed on or before the fifteenth calendar day
      |        following the prescribed due date; or the subject quarterly
      |        report of transition report on Form 10-Q, or portion thereof
      |        will be filed on or before the fifth calendar day following the
      |        prescribed due date; and
      |
      |   (c)  The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. Management of the company has been occupied with various business matters which have interfered with their ability to prepare the subject report. As a result, the report could not be timely filed without unreasonable effort.

                                    (1)


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PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
          A. Thomas Tenenbaum               303                894-0234
---------------------------------      ------------     ----------------------
             (Name)                     (Area Code)       (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                                    /x/Yes / /No
______________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
     in the subject report or portion thereof?                     / /Yes /X/No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________

                        Vanden Capital Group, Inc.
               ----------------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 10, 1995               By /s/ A. Thomas Tenenbaum
    -------------------------          ---------------------------------------
                                              A. Thomas Tenenbaum, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------- ATTENTION -----------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    (2)